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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                AMENDMENT NO. 2
                               (FINAL AMENDMENT)
                                      to
                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        CASH AMERICA INTERNATIONAL, INC.
                                (Name of issuer)

                        CASH AMERICA INTERNATIONAL, INC.
                      (Name of person(s) filing statement)

                               ---------------

                    Common Stock, par value $0.10 per share
                         (Title of class of securities)

                                  14754D 10 0
                     (CUSIP number of class of securities)

                                Hugh A. Simpson
                 Vice President - General Counsel and Secretary
                        Cash America International, Inc.
                            1600 West Seventh Street
                            Fort Worth, Texas 76102
                                 (817) 335-1100
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               ---------------

                                     COPY TO:
                               L.  Steven Leshin
                Jenkens & Gilchrist, a Professional Corporation
                                   Suite 3200
                                1445 Ross Avenue
                              Dallas, Texas 75202
                                 (214) 855-4500

                               ---------------

                               November 18, 1996
     (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
          $38,250,000                                     $7,650

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 4,500,000 shares at the maximum tender offer price per share of $8.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                                 Filing Party: N/A

Form or Registration No.: N/A                               Date Filed: N/A

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         This Amendment No. 2 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated November 18, 1996, as amended by Amendment
No. 1 dated December 18, 1996 (the "Statement"), relating to the tender offer by Cash America International, Inc., a Texas corporation (the "Company"), to purchase up to 4,500,000 shares of its common stock, par value $0.10 per share (the "Shares"), at prices, net to the seller in cash, not greater than $8.50 nor less than $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8(e) is hereby supplemented and amended as follows:

         On December 27, 1996, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Tuesday, December 17, 1996, and pursuant to which the Company accepted for payment 4,500,000 Shares at a price of $8.50 per Share. The final proration factor for the Offer is 64.96 percent. The Shares purchased pursuant to the Offer represent approximately 15.6% of the 28,759,454 Shares outstanding immediately prior to the Offer. The press release is attached hereto as Exhibit
(a)(13) and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

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
(a)(13)               Form of Press Release issued by the Company dated
                      December 27, 1996.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CASH AMERICA INTERNATIONAL, INC.

                                    By: /s/ Hugh A. Simpson
                                        ---------------------------------------
                                    Name:   Hugh A. Simpson
                                          -------------------------------------
                                    Title:  Vice President - General Counsel
                                            and Secretary
                                          -------------------------------------

Dated: December 27, 1996






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                               INDEX TO EXHIBITS

ITEM                  DESCRIPTION
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
(a)(13)               Form of Press Release issued by the Company dated
                      December 27, 1996.
